07001130

BP 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 3 2007 WASH. D.C. 153

SEC FILE NUMBER
8-44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aaron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Encinitas Blvd. Suite A
(No. and Street)

Encinitas (City) CA (State) 92024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nehru Chomatil (760) 943-0996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skeehan & Company
(Name – *if individual, state last, first, middle name*)

180 S. Lake Ave., 7th Floor (Address) Pasadena, (City) CA (State) 91101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nehru Chomatil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

C. MC GEE
Commission # 1439073
Notary Public - California
Orange County
My Comm. Expires Sep 12, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (0) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKEEHAN & COMPANY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

180 SOUTH LAKE AVENUE, SEVENTH FLOOR
PASADENA, CALIFORNIA 91101
(626) 585-9555 • FACSIMILE (626) 792-2162

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

FILE NO.

To the Stockholders
AARON CAPITAL, INC.
Encinitas, California

Independent Auditor's Report

We have audited the balance sheets of Aaron Capital, Inc. (A Texas Corporation) as of December 31, 2006 and the related statements of income and retained earnings (deficit), and cash flows for the twelve months ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Aaron Capital, Inc. as of December 31, 2005, were audited by other auditors whose report dated February 23, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the twelve months ended December 31, 2006, in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKEEHAN & COMPANY
February 22, 2007

AARON CAPITAL, INC.
(A Texas Corporation)

BALANCE SHEETS
DECEMBER 31, 2006 and 2005

ASSETS

	2006	2005
Current Assets		
Cash	$ 3,458	$ 3,500
Clearing Deposits	25,787	25,429
Commission Receivable	14,184	14,509
Prepaid Expenses	4,915	9,685
Total Current Assets	48,344	53,123
Property and Equipment		
Office Equipment and Fixtures	13,451	13,451
Less Accumulated Depreciation	(11,529)	(10,760)
Total Property and Equipment	1,922	2,691
Other Assets		
Rental Deposits	-	5,490
Total Assets	$ 50,266	$ 61,304

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current Liabilities		
Accounts Payable	$ 11,343	$ 11,118
Accrued Expenses	2,350	-
State Tax Payable	851	800
Note Payable - Stockholder	-	7,000
Total Current Liabilities	14,544	18,918
Total Liabilities	14,544	18,918
Stockholder's Equity		
Common Stock, No Par Value, No Stated Value 10,000,000 Shares Authorized, 1,000,000 Shares Issued and Outstanding	253,044	253,044
Additional Paid in Capital	81,136	66,136
Accumulated Deficit	(298,458)	(276,794)
Total Stockholder's Equity	35,722	42,386
Total Liabilities and Stockholder's Equity	$ 50,266	$ 61,304

See accompanying notes and Independent Auditor's Report

AARON CAPITAL, INC.
(A Texas Corporation)

STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2006 and 2005

	2006	2005
Revenues		
Commission	$ 108,022	$ 325,996
Loss on Sale of Trading Securities	-	(8,244)
Total Revenues	108,022	317,752
Operating Expenses		
Accounting	6,810	-
Auto	-	53
Bank Charges	219	292
Commission	67,621	259,369
Insurance	476	467
Internet	356	-
Legal & Professional	46,885	54,980
Meals & Entertainment	-	154
Office Expense	-	5,147
Office Supplies	118	-
Payroll Taxes	-	3,604
Postage & Delivery	1,908	2,684
Regulatory & Registration Fee	8,089	7,620
Rent	11,850	38,162
Repairs & Maintenance	175	1,468
Salaries	-	9,400
Telephone	357	4,164
Trading	2,232	6,298
Travel	-	793
Utilities	135	2,018
Total Operating Expenses	147,231	396,673
Income/(Loss) from Operations	(39,209)	(78,921)
Other Income/(Expenses)		
Depreciation and Amortization	(768)	(2,690)
Gain on Debt Cancellation	12,000	-
Interest Expense	(157)	-
Interest Income	358	222
Miscellaneous Income	725	-
Penalties	(88)	(359)
Sublease Rental Income	6,275	31,250
Total Other Income/(Expenses)	18,345	28,423
Income/(Loss) Before Income Taxes	(20,864)	(50,498)
Provision for Income Taxes	(800)	(800)
Net Income/(Loss)	(21,664)	(51,298)
Accumulated Deficit, Beginning	(276,794)	(225,496)
Accumulated Deficit, Ending	$ (298,458)	$ (276,794)

See accompanying notes and Independent Auditor's Report

AARON CAPITAL, INC.
(A Texas Corporation)

STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2006 and 2005

	2006	2005
Operating Activities		
Net Income/(Loss)	$ (21,664)	$ (51,298)
Adjustments to Reconcile Net Income to Cash From Operating Activities:		
Depreciation and Amortization	768	2,690
Gain on Debt Cancellation	(12,000)	
(Increase)/Decrease in Commissions Receivable	325	17,536
(Increase)/Decrease in Clearing Deposits	(358)	(222)
(Increase)/Decrease in Prepaid Expenses	4,770	(5,020)
(Increase)/Decrease in Rental Deposit	5,490	-
Increase/(Decrease) in Accounts Payable	226	(19,808)
Increase in State Tax Payable	51	-
Increase/(Decrease) in Accrued Expenses	2,350	-
Net Cash From Operating Activities	(20,042)	(56,122)
Financing Activities		
Proceeds from Note Payable	5,000	7,000
Proceeds from Additional Paid in Capital	15,000	16,960
Net Cash From Financing Activities	20,000	23,960
Net Increase/(Decrease) in Cash	(42)	(32,162)
Cash, Beginning of Period	3,500	35,662
Cash, End of Period	$ 3,458	$ 3,500

See accompanying notes and Independent Auditor's Report

AARON CAPITAL, INC.
(A Texas Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2006 and 2005

	Common Stock Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2004	$ 1,000,000	$ 253,044	$ 49,176	$ (225,496)	$ 76,724
Net Loss				(51,298)	(51,298)
Additional Paid in Capital			16,960		16,960
Balance at December 31, 005	1,000,000	253,044	66,136	(276,794)	42,386
Net Loss				(21,664)	(21,664)
Additional Paid in Capital			15,000		15,000
Balance at December 31, 2006	$ 1,000,000	$ 253,044	$ 81,136	$ (298,458)	$ 35,722

See accompanying notes and Independent Auditor's Report

'AARON CAPITAL
(A California Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS

There were no liabilities subordinated to the claim of general creditors as of December 31, 2006 and 2005.

'AARON CAPITAL
(A California Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1 - Organization

Aaron Capital, Incorporated (the "Company"), a Texas corporation, is a broker-dealer registered under the securities Act of 1934. It has been qualified to do business in California (Note H) and conducts a customer business that is cleared through another broker- dealer on a fully disclosed basis in accordance with exemption under 15c3-3(k)(2)(ii).

Note 2 - Summary of Significan Accounting Policies

Method of Accounting
The Company prepares its financial statements using the accrual method of accounting

Revenue Recognition
Commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2006 and 2005 are principally in checking and clearing accounts. The Company maintains its cash in bank deposit accounts which do not exceed federally insured limits.

Equipment and Fixtures
Equipment and fixtures are recorded at cost. Depreciation is provided by the straight- line method over statutory periods. The Modified Accelerated Cost Recovery System (MARCS) is being used for income tax purposes. Depreciation expense for the periods ended December 31, 2006 and 2005 was $768 and $2,690 respectively.

Expenditures for replacements and betterment are capitalized while repairs and maintenance are charged to expense as incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies - Continued

Concentrations of Credit Risk

All of commissions receivable as of December 31, 2006 and 2005 is due from Penson Financial Services, Inc.

Income Taxes

The Company is a C Corporation and accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method specified by SFAS 109, the deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax basis of net assets and liabilities at the applicable enacted tax rates. The deferred tax provision is the result of changes in the deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not than some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years.

Note 3 - Net Capital Requirements Pursuant to Rule 15c3-1

The membership to the NASD is subject to the Net Capital Rule. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2005, the Company had net capital of $28,885 and $24,520, respectively and a net capital requirement of $5,000 for both years.

As of December 31, 2006, the Company is in compliance with the Net Capital Provisions of Rule 15c3-1.

Note 4 - Clearing Agreement

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off- balance sheet risk in the event that the customer and/ or clearing broker is unable to fulfill their obligations. The Company does not maintain margin accounts for its customer and, therefore, there were no excess margin securities.

Note 5 - Related Parties

The Company had a non- interest bearing note in the amount of $12,000 payable on demand to a stockholder. The note was cancelled on December 2, 2006 which resulted in a gain for the Company.

Note 6 - Additional Paid in Capital

Stockholders invested $15,000 and $16,690 in the Company in the years 2006 and 2005 in the form of additional paid in capital.

Note 7 - Lease Commitments

In July 2004, the Company entered into a sublease agreement for office space with an unrelated party which will expire in February, 2006. The agreement calls for monthly rent of $3,180 payable on the first day of each month.

The Company, in turn, entered into a sublease agreement for part of the office space with another party for a thirteen month period commencing February 1, 2005 at $3,125 per month and expired in February 2006. Sublease rental income for 2006 was $6,275.

Note 8 - Supplemental Cash Flow Information

Cash Paid (Received) During the Periods for:

	2006	2005
Interest	$ 157	$ 0
Income Taxes	$ 800	$ 800

Computation of Net Capital Requirements Pursuant to Rule 15c3-1

	2006	2005
Total Stockholders' Equity	$ 35,722	$ 42,386
Less: Non-Allowable Stockholders' Equity	0	0
Total Qualified Stockholders' Equity	35,722	42,386
Total Liabilities Subordinated to Claims of General Creditors Allowed in Computation of Net Assets	0	0
Non-Allowable Assets		
Prepaid Expenses	4,915	9,685
Property & Equipment, Net	1,922	2,691
Rental Deposit	0	5,490
Total Non-Allowable Assets	6,837	17,866
Net Capital Before Haircuts on Securities Positions	28,885	24,520
Less: Haircuts on Securities	0	0
Undue Concentration	0	0
Net Capital	$ 28,885	$ 24,520

See Accompanying Notes to Financial Statements

Computation of Basic Net Capital Requirements Pursuant to Rule 15c3-3

	2006	2005
Minimum Net Capital Requirement (6.67% of Current Liabilities)	$ 970	$ 1,262
Minimum Dollar Net Capital Required	5,000	5,000
Net Capital Requirement (the Larger of the two Required Net Capital)	$ 5,000	$ 5,000
Net Capital for Year Ended December 31, 2006	28,885	24,520
Net Capital Requirement	5,000	5,000
Excess Net Capital at 100% less 10% of Aggregate Indebtedness*	$ 27,401	$ 22,628

* Computation of Aggregate Indebtedness

	2006	2005
Total Liabilities from Balance Sheet	$ 14,844	$ 18,918
Total Aggregate Indebtedness	$ 14,844	$ 18,918
Aggregate Indebtedness to Net Capital	0.52	0.77

See Accompanying Notes to Financial Statements

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4)

Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/06	Audited Report 12/31/06	Difference
Total Stockholders' Equity	$ 49,951	$ 35,722	$ 14,229
Less: Non-Allowable Stockholders' Equity	0	0	0
Total Qualified Stockholders' Equity For Net Capital	49,951	35,722	14,229
Total Non-Allowable Liabilities	0	0	0
Non-Allowable Assets:			
Prepaid Expenses	9,685	4,915	4,770
Equipment & Fixtures, Net	2,691	1,922	769
Rental Deposit	5,490	0	5,490
Net Capital Before Haircuts on Securities Positions	32,085	28,885	3,200
Haircuts on Securities	0	0	0
Undue Concentration	0	0	0
Net Capital	$ 32,085	$28,885	$ 3,200

See Accompanying Notes to Financial Statements

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4)

Schedule A – Reconciliation of Stockholders' Equity:

Net Loss per Unaudited Statement		$ (24,339)
Decrease in Accounting & Audit	$ 36,000	
Decrease in Commission Expense	1,754	
Increase in Legal & Professional	(40,725)	
Increase in Regulatory & Registration	(45)	
Increase in Rent	(11,765)	
Increase in Utilities	(515)	
Increase in Depreciation	(768)	
Increase in Gain on Debt Cancellation	12,000	
Increase in Miscellaneous Income	725	
Increase in Penalties	(88)	
Decrease in Federal Taxes	(210)	
Decrease in State Taxes	37	
Increase in Sublease Rental Income	6,275	2,675
Net Loss per Audited Statement		(21,664)
Common Stock		253,044
Additional Paid in Capital		81,136
Accumulated Deficit, December 31, 2005		(276,794)
Total Stockholders' Equity		$ 35,722

See Accompanying Notes to Financial Statements

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4)

Schedule B – Reconciliation of Non-Allowable Liabilities:

	Dealer's Unaudited Report 12/31/06	Audited Report 12/31/06	Difference
Liabilities Subordinated to Claims of General Creditors	$ 0	$ 0	$ 0

Schedule C – Reconciliation of Non-Allowable Assets:

	Dealer's Unaudited Report 12/31/06	Audited Report 12/31/06	Difference
Equipment & Fixtures, Net	$ 2,691	$ 1,922	$ 769
Prepaid Expenses	9,685	4,915	4,770
Rental Deposit	5,490	0	5,490
Total Non-Allowable Assets	17,866	6,837	11,029

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4)

Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-3

	Dealer's Unaudited Report 12/31/06	Audited Report 12/31/06	Difference
Minimum Net Capital Requirement (6.67% of Current Liabilities)	$ 756	$ 970	$ (214)
Minimum Dollar Net Capital Required	5,000	5,000	0
Net Capital Requirement (the Larger of the two Required Net Capital)	5,000	5,000	0
Net Capital for Year Ended December 31, 2006	32,085	28,885	3,200
Net Capital Requirement	5,000	5,000	0
Excess Net Capital	$ 27,085	$ 23,885	$ 3,200

The difference of $3,200 is due to the difference in net loss, non-allowables, and haircuts explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable due to the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Independent Auditors' Report on Internal Control

The Board of Directors
Aaron Capital, Inc.
Encinitas, California

In planning and performing our audits of the financial statements of Aaron Capital, Inc. (A Texas Corporation) for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. The objective of our audit was not to provide assurance on internal control. Consequently, we do not provide an opinion on internal control.

Alos, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of such practices and procedures) followed by Aaron Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

The Company has retained Penson Financial Services as the Clearing Broker/Dealer and therefore did not transact any business in securities for itself or any customers during 2006, therefore we did not make a study of the practices and procedures of the Company, (1) for safeguarding securities; (2) for making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; (3) for complying with the requirement for prompt payment for securities under Section 4(c) or Regulation T of the Board of Governors of the Federal Reserve System; and (4) for obtaining and maintaining possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned

objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

END